RMR Real Estate Income Fund

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

August 1, 2017

VIA EDGAR AND ELECTRONIC MAIL

Alison T. White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:                       RMR Real Estate Income Fund
(File Nos. 333-218384 and 811-22260)

Dear Ms. White:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RMR Real Estate Income Fund (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Tuesday, August 1, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

RMR Real Estate Income Fund

By:	/s/ Fernando Diaz
	Name:	Fernando Diaz
	Title:	President